UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share;

Series B Liberty Capital common stock, par value $.01 per share;

Series A Liberty Interactive common stock, par value $.01 per share;

Series B Liberty Interactive common stock, par value $.01 per share;

Series A Liberty Starz common stock, par value $.01 per share; and

Series B Liberty Starz common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 53071M302;

Series B Liberty Capital common stock: 53071M401;

Series A Liberty Interactive common stock: 53071M104;

Series B Liberty Interactive common stock: 53071M203;

Series A Liberty Starz common stock: 53071M708; and

Series B Liberty Starz common stock: 53071M807

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53071M302 (LCAPA) 53071M401 (LCAPB) 53071M104 (LINTA) 53071M203 (LINTB) 53071M708 (LSTZA) 53071M807 (LSTZB)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Starz Series A common stock:

Liberty Starz Series B common stock:

2,513,149 shares(1), (2), (4), (5) 6,039,021 shares(1), (6) 4,354,769 shares(1), (2), (4), (5) 30,120,115 shares(1), (4), (6) 194,263 shares(1), (2), (3), (4), (5) 2,409,608 shares(1), (4), (6)

8.

Shared Voting Power

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Starz Series A common stock:

Liberty Starz Series B common stock:

25,700 shares(7) 91,789 shares(6), (7) 128,500 shares(7) 458,946 shares(6), (7) 10,280 shares(7) 36,715 shares(6), (7)

9.

Sole Dispositive Power

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Starz Series A common stock:

Liberty Starz Series B common stock:

2,513,149 shares(1), (2), (4), (5) 6,039,021 shares(1), (6) 4,354,769 shares(1), (2), (4), (5) 30,120,115 shares(1), (4), (6) 194,263 shares(1), (2), (3), (4), (5) 2,409,608 shares(1), (4), (6)

10.

Shared Dispositive Power

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Starz Series A common stock:

Liberty Starz Series B common stock:

25,700 shares(7) 91,789 shares(6), (7) 128,500 shares(7) 458,946 shares(6), (7) 10,280 shares(7) 36,715 shares(6), (7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Starz Series A common stock:

Liberty Starz Series B common stock:

2,538,849 shares(1), (2), (4), (5), (7)

6,130,810 shares(1), (6), (7)

4,483,269 shares(1), (2), (4), (5), (7)

30,579,061 shares(1), (4), (6), (7)

204,543 shares(1), (2), (3), (4), (5), (7)

2,446,323 shares(1), (4), (6), (7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)

Liberty Capital Series A common stock:

Liberty Capital Series B common stock:

Liberty Interactive Series A common stock:

Liberty Interactive Series B common stock:

Liberty Starz Series A common stock:

Liberty Starz Series B common stock:

2.8%(8), (9) 82.5%(8), (9) Less than 1%(8), (9) 93.8%(8), (9) Less than 1%(8), (9) 93.0%(8), (9)

14.	Type of Reporting Person (See Instructions) IN

(1)    Includes 75,252 LCAPA shares, 170,471 LCAPB shares, 376,260 LINTA shares, 852,358 LINTB shares, 30,100 LSTZA shares and 68,188 LSTZB shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2)    Includes 682 LCAPA shares, 7,596 LINTA shares and 131 LSTZA shares held by the Liberty Media 401(k) savings plan for the benefit of Mr. Malone, and includes 165 LCAPA shares, 1,000,825 LINTA shares and 66 LSTZA shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(3)    Includes 22,818 restricted LSTZA shares, none of which are vested or will vest within sixty days of November 30, 2009.

(4)    Includes 168,472 LCAPA shares, 627,297 LINTA shares, 3,321,351 LINTB shares, 59,448 LSTZA shares and 265,708 LSTZB shares that may be acquired upon exercise of stock options exercisable within 60 days after November 30, 2009.  Mr. Malone has the right to convert the options to purchase LINTB shares and LSTZB shares into options to purchase LINTA shares and LSTZA shares, respectively.

(5)    Includes 2,267,940 LCAPA shares, 2,341,280 LINTA shares and 81,695 LSTZA shares pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone.

(6)    In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of TCI, TCI entered into a call agreement with Mr. Malone and Mr. Malone’s wife.  In connection with the acquisition by AT&T Corp. (“AT&T”) of TCI, TCI assigned to Liberty Media LLC its rights under this call agreement.  The Issuer succeeded to these rights in the restructuring.  As a result, the Issuer has the right, under certain circumstances, to acquire LCAPB shares, LINTB shares and LSTZB shares owned by the Malones.  The call agreement also prohibits the Malones from disposing of their LCAPB shares, LINTB shares and LSTZB shares, except for certain exempt transfers (such as transfers to related parties or public sales of up to an aggregate of 5% of their shares of LCAPB, LINTB or LSTZB after conversion to shares of LCAPA, LINTA or LSTZA, respectively) and except for a transfer made in compliance with the Issuer’s call rights.

(7)    Includes 25,700 LCAPA shares, 91,789 LCAPB shares, 128,500 LINTA shares, 458,946 LINTB shares, 10,280 LSTZA shares and 36,715 LSTZB shares held by two trusts which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute assets held by the trusts.  Mr. Malone disclaims beneficial ownership of the shares held by the trusts.

(8)    Based upon the following number of shares outstanding as of November 30, 2009 based on information provided by the Issuer: (i) 89,865,929 LCAPA shares, (ii) 7,432,987 LCAPB shares, (iii) 567,028,864 LINTA shares, (iv) 29,288,809 LINTB shares, (v) 49,843,224 LSTZA shares and (vi) 2,365,560 LSTZB shares.

(9)    At the option of the holder, each share of LCAPB is convertible into one share of LCAPA, each share of LINTB is convertible into one share of LINTA and each share of LSTZB is convertible into one share of LSTZA.  Each share of LCAPB, LINTB and LSTZB is entitled to 10 votes, whereas each share of LCAPA, LINTA and LSTZA is entitled to one vote.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 35% of the voting power with respect to a general election of directors of the Issuer, based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Report on Schedule 13D relates to the common stock, par value $.01 per share, of Liberty Media Corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Mr. Malone on July 18, 2008, as amended by Amendment No. 1 to the Schedule 13D (the “Schedule 13D”), filed with the Commission by Mr. Malone on August 31, 2009, is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended and supplemented by adding the following information: The information contained under Item 4 below is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

On November 19, 2009, the Issuer completed a partial redemption of its Liberty Entertainment common stock (the “Split-Off”),  pursuant to which 0.9 of each share of the Issuer’s Liberty Entertainment common stock was redeemed for 0.9 of a share of the corresponding series of the common stock of a newly formed, wholly owned subsidiary of the Issuer, Liberty Entertainment, Inc. (“LEI”), with 0.1 of each share of Liberty Entertainment common stock (“LMDI”) remaining outstanding and redesignated as Liberty Starz common stock (“LSTZ”).

Immediately following the Split-Off on November 19, 2009, a business combination transaction (the “DTV Business Combination”) among the Issuer, LEI, The DIRECTV, Group, Inc. (“DIRECTV”), DIRECTV (“Holdings”) and certain other persons, including the Reporting Person, was completed.  In the DTV Business Combination, (i) the Reporting Person, his spouse and certain trusts for the benefit of his children (together, the “Malones”) contributed each share of LEI Series B common stock held by them to Holdings for 1.11130 shares of Holdings Class B common stock, (ii) LEI merged with a subsidiary of Holdings and each share of LEI Series A common stock and Series B common stock outstanding at such time was converted into 1.11130 shares of Holdings Class A common stock; and (iii) DIRECTV merged with a subsidiary of Holdings and each share of DIRECTV common stock was converted into one share of Holdings Class A common stock.

In connection with the Split-Off and the DTV Business Combination, and in accordance with the terms of the Malone Agreement, the Malones voted their shares of Liberty Entertainment common stock in favor of the Split-Off at the special meeting of the Issuer’s Liberty Entertainment common stock held on November 19, 2009.  As a result of the completion of the transactions, the voting agreements, restrictions on transfer and other restrictions set forth in the Malone Agreement are no longer applicable to the Common Stock (although the shares of DIRECTV common stock received by the Malones in the DTV Business Combination remain subject to certain restrictions).  For more details regarding the Malone Agreement, see Amendment No. 1.

Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock of any class or series in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations, the terms of the call agreement and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Schedule 13D or as has been publicly announced by the Issuer, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)        Mr. Malone beneficially owns (without giving effect to the conversion of LCAPB, LINTB or LSTZB shares into LCAPA, LINTA or LSTZA shares, as applicable, or the conversion of options to acquire LINTB or LSTZB shares into options to acquire LINTA or LSTZA shares, as applicable) (i) 2,538,849 LCAPA shares (including (x) 75,252 shares held by his wife as to which he disclaims beneficial ownership, (y) 168,472 shares that may be acquired within 60 days of November 30, 2009 pursuant to stock options, and (z) 25,700 shares held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children, and in which Mr. Malone has no pecuniary interest and has disclaimed beneficial ownership of, but over which Mr. Malone retains the right to substitute assets held by the Trusts), which represent approximately 2.8% of the outstanding LCAPA shares; (ii) 6,130,810 LCAPB shares (including (y) 170,471 shares held by his wife as to which he disclaims beneficial ownership and (z) 91,789 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 82.5% of the outstanding LCAPB shares; (iii) 4,483,269 LINTA shares (including (x) 376,260 shares held by his wife as to which he disclaims beneficial ownership, (y) 627,297 shares that may be acquired within 60 days of November 30, 2009 pursuant to stock options and (z) 128,500 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding LINTA shares; (iv) 30,579,061 LINTB shares (including (x) 852,358 shares held by his wife as to which he disclaims beneficial ownership, (y) 3,321,351 shares that may be acquired within 60 days of November 30, 2009 pursuant to stock options, and (z) 458,946 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 93.8% of the outstanding LINTB shares; (v) 204,543 LSTZA shares (including (w) 30,100 shares held by his wife as to which he disclaims beneficial ownership, (x) 59,448 shares that may be acquired within 60 days of November 30, 2009 pursuant to stock options, (y) 22,818 restricted shares, none of which are vested or will vest within sixty days of November 30, 2009, and (z) 10,280 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding LSTZA shares; and (vi) 2,446,323 LSTZB shares (including (x) 68,188 shares held by his wife as to which he disclaims beneficial ownership, (y) 265,708 shares that may be acquired within 60 days of November 30, 2009 pursuant to stock options, and (z) 36,715 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 93% of the outstanding LSTZB shares.  The foregoing percentage interests are based on 89,865,929 LCAPA shares, 7,432,987 LCAPB shares, 567,028,864 LINTA shares, 29,288,809 LINTB shares, 49,843,224 LSTZA shares and 2,365,560 LSTZB shares, in each case, outstanding as of November 30, 2009 based on information provided by the Issuer.  Accordingly, based on the shares outstanding as noted above and calculated pursuant to Rule 13d-3 of the Exchange Act, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 35% of the voting power with respect to the general election of directors of the Issuer.

(b)       Other than as provided in the call agreement, Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock.  The Trusts hold 25,700 LCAPA shares, 91,789 LCAPB shares, 128,500 LINTA shares, 458,946 LINTB shares, 10,280 LSTZA shares and 36,715 LSTZB shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership.  To Mr. Malone’s knowledge, other than as provided in the call agreement, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.

(c)       On November 11, 2009, Mr. Malone sold 1,400,000 shares of LMDIA in a broker transaction at a per share weighted average sale price of $34.085.  On November 23, 2009, Mr. Malone exercised options for 574,270 LCAPB shares at an exercise price of $15.2 per share.  Mr. Malone paid the exercise price for such options by delivering 377,711 LCAPA shares to the Issuer at a per share price of $23.11.  On December 15, 2009, Mr. Malone had 434 LCAPA shares, 997 LINTA shares and 956 LSTZA shares withheld by the Issuer in connection with the payment of withholding taxes on restricted shares that vested as of December 15, 2009.  The price at which such shares were withheld was based on an average of the high and low trading prices on December 15, 2009, which was $23.39 for LCAPA, $10.90 for LINTA and $48.28 for LSTZA.  Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)       Not Applicable.

(e)        Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2010
Date

/s/ John C. Malone
Signature

Exhibit Index

Exhibit No.	Description
7(a)

Call Agreement dated as of February 9, 1998, between Liberty Media Corporation (as assignee of Comcast Cable Holdings LLC, formerly, Tele-Communications, Inc. (“TCI”) and the Malone Group (incorporated by reference to Exhibit 7(n) to Mr. Malone’s Amendment No. 8 to Schedule 13D filed in respect of TCI).

7(b)

Letter, dated as of March 5, 1999, from TCI and Liberty Media Corporation addressed to Mr. Malone and Leslie Malone (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D filed in respect of AT&T Corp.).

7(c)	Form of Option Agreement between Liberty Media Corporation and Mr. Malone (incorporated by reference to Exhibit 7(e) to Mr. Malone’s Schedule 13D filed in respect of Liberty Media LLC).

7(d)

Voting and Right of First Refusal Agreement, dated as of May 3, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.3 to the DTVG 8-K).

7(e)

Amendment No. 1 to the Voting and Right of First Refusal Agreement, dated as of July 29, 2009, by and among Liberty Entertainment, Inc., The DIRECTV Group, Inc., DIRECTV, Dr. John C. Malone, Mrs. Leslie Malone, The Tracy L. Neal Trust A and The Evan D. Malone Trust A (incorporated by reference to Exhibit 10.2 to The DIRECTV Group, Inc. Current Report on Form 8-K, as filed on July 30, 2009).